Exhibit 99.1
June 18,2010
The Manager-Listing,
The Stock Exchange, Mumbai.
The Manager-Listing,
The National Stock Exchange of India Limited
The Securities Operations, New York Stock Exchange
20 Broad Street
New York
Dear Sir,
Sub: Press Release — Wipro appoints Mr Shyam Saran to its Board
We are sending a copy of the press release being released today intimating about the appointment of Mr Shyam Saran, as a Director on Wipro Limited’s Board of Directors pursuant to the approval by the Board. The appointment will be effective July 1, 2010.
Thanking you,
Yours faithfully,

For Wipro Limited

V Ramachandran
Company Secretary

Encl: as above
Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore — 560 035, India. Tel : 91-80-2844 0011   Fax : 91-80-2844 0054

Wipro appoints Mr Shyam Saran to its Board
Bangalore, June 18, 2010: Wipro announced that Mr Shyam Saran, Former Foreign Secretary, Government of India is joining its Board of Directors. Mr Saran joins 11 distinguished members of Wipro’s Board of Directors. With his addition, eight of the twelve directors of Wipro will be independent directors.
Mr Saran belongs to the 1970 batch of the Indian Foreign Service and holds a Post Graduate degree in Economics. During his tenure he has held various positions in the Government of India and its missions abroad and various International agencies under the United Nations. Mr Shyam Saran is an authority on climate change and renewable energy which will be a key driver for economic growth in the future.
Welcoming Mr Shyam Saran to the Board, Azim Premji, Chairman, Wipro Limited said, “We are delighted to have Mr. Shyam Saran on our Board. He brings in a unique combination of rich exposure to international policy, vast experience to diverse government functions and deep insight on sustainability. We are sure that Wipro will benefit immensely from his experience, knowledge and wisdom.”
Commenting on his appointment, Mr Saran said, “I have for long admired Wipro as a pioneer of India’s leadership in the Information Technology arena. It has a record of being a professionally run company rooted in its values with a strong culture of innovation and a commitment to ecological and sustainable development. I am looking forward to working with Wipro and contribute to its future business strategy and growth”.
Mr Saran’s appointment will be effective July 1, 2010.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.

In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar shreemal	Sachin Mulay
Vice President	Head — Corporate Brand & Communication
Phone: +91-80-2844-0079	+91 -80-25056110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com
Wipro’s forward looking and cautionary statements
Forward-looking and cautionary statements Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professionals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.